INVEST IN CURLMIX

Clean Beauty Made Simple

PITCH VIDEO   INVESTOR PANEL



LEAD INVESTOR



Lamar Tyler

I invested in CurlMix because I greatly believe them when they say they are building the first black-owned personal and household care empire, like Procter & Gamble. Over the past few years of getting to know them I've realized how much they have a heart for their community, their customers and their employees. On the business side they are the smartest couple that I've ever met and have been innovative in their approach to building up CurlMix, 4C ONLY and Listener Brands into the powerhouses they are becoming today. Their focus on continual growth and putting together a world class team gives me complete confidence in the direction they're

curlmix.com Chicago IL

Retail | Minority Owned | Beauty | Ecommerce | Cpg

OVERVIEW   UPDATES 6   WHAT PEOPLE SAY 2208   ASK A QUESTION 167

Highlights

1. ~ $5.6M revenue in 2020; $5.3M gross in 2019; $1M in 2018 all online
2. Natural hair and skincare company
3. Investors include Jeff Weiner (Former LinkedIn CEO) and Arlan Hamilton (Backstage Capital)
4. 110,000+ Customers; LTV of $111; Current CAC $17
5. Women of color spend 4X more on beauty, 9X more on hair care; But 69% say they feel underserved
6. Featured on Shark Tank; Oprah's Favorite Things; 600,000+ emails and SMS
7. In-house manufacturing and R&D; 100+ formulations
8. Investment is in CurlMix and 4C ONLY, both owned by Listener Brands (Parent Company)

Our Team



Kimberly Lewis Co-founder & CEO

Forbes 30 Under 30. Turned down $400K investment on Shark Tank.

> We believe we have the advantage of launching brands in overlooked segments of the market. So far with curly hair (CurlMix.com) and 4C hair (4CONLY.com). We plan to expand beyond hair with the other brands.



Timothy Lewis Co-founder & COO

Forbes 30 Under 30. Won $100K on "Who Wants To Be A Millionaire", and invested it into CurlMix.

A beauty brand owned by the people

Many of us spend years supporting brands with our hard-earned dollars, but we see nothing for it when the company eventually sells, transferring the wealth outside of our community.

I plan to change that.



This is your opportunity to participate in the upside of a rapidly growing, black-owned, women-led, beauty conglomerate.

I'm Kim, the CEO & Co-Founder of CurlMix, and this is my husband and Co-Founder, Tim.

Together, we lead CurlMix in making simple beauty rituals, with a focus on clean beauty for curly hair.







The Problem: Women of Color are Underserved



The Problem

- Women of color spend 4X more on beauty products

- Women of color spend 9X more on hair products

- 69% of women of color feel that they are underserved in the beauty market

Our Solution: Clean Beauty For Your Curls





Our Origin Story

We are high school sweethearts from the south side of Chicago. We've been together since we were 16 and knew that we would build a life and business together.

[Twin Day September 2008]




TIM
KIM

We started CurlMix (2015) because we wanted simpler ingredients in our beauty products. We began as a subscription business. Think Blue Apron but for hair. But after 2 years, we found that our customers loved our Flaxseed Gel more than anything, and so we pivoted to producing that.

In late 2013, my husband and Co-Founder Tim won $100,000 on Who Wants To Be A Millionaire, and we invested that money in growing CurlMix.

$100,000

WHO WANTS TO BE A MILLIONAIRE


What did Jerry Seinfeld once call
"a whole empire based on putting your feet up"?
A: Roman
B: British
C: Ottoman
D: Mongol

Meet The Press

Since then, our growth has been incredible. We've appeared on Shark Tank and turned down a $400k offer from Robert Herjavec because we knew our worth.

$400,000

OFFER ON SHARK TANK


CurlMix
CurlMix

We landed on Forbes 30 Under 30.


Forbes
30
UNDER
30

...And Oprah's Favorite Things.


O
THE OPRAH
MAGAZINE
don't
YOU GET A CAR...
but you could get 72 of my
FAVORITE
THINGS!
Enter for your chance to win them all
It's been a
GREAT
RIDE
Stay tuned for our
next adventure!



Oh, and we had two little beautiful boys after Shark Tank!



Traction To-Date

We've generated $13M+ in gross revenue since we launched, and almost half of that ($6M) came in the last 12 months. In 2020 we had $6 million in gross revenues and are up 70% Q1 2020 vs. Q1 2021.

$6M
2020 REVENUE





We are proud to have over 100,000 customers,

110,000+
CUSTOMERS



And we have collected over 600,000 email addresses and SMS.

600,000+
EMAIL&SMS

We are projecting $8M this year in revenue but with a successful raise, we could go after $10M in revenue.

Revenue

$30,000,000.00



Disclaimer: These projections cannot be guaranteed

Our current LTV is $111 and is increasing.

And our current CAC is $17 and is decreasing.

$111
CUSTOMER
LIFETIME VALUE

$17
CUSTOMER
ACQUISITION COST

We have figured out the levers we need to pull to scale. Now we are raising the capital we need to do that.





CAC to LTV for New Customers and All Customers

$111 LTV





$40.00
$20.00
$39 CAC
New Customers Only
$17 CAC
All Customers
LTV
All Customers
New Only

1M+

SOCIAL FOLLOWERS
ACROSS ALL BRANDS

Teamwork Makes the Dreamwork

Our current investors include Arlan Hamilton of Backstage Capital, Jeff Weiner, the former CEO of LinkedIn, Gilbert Gong an early employee of Box.com and Sonya Nagar, former Partner of Pritzker Group Ventures to name a few.









Jeff Weiner	Arlan Hamilton	Gilbert Gong	Sonia Nagar
LinkedIn	Backstage Capital	Box.com & Facebook	Pritzker & Exit





We Invest in Our People

We manufacture on the West Side of Chicago and own over 100 formulas. We employ 34 people full-time, and everyone is offered full benefits for healthcare, vision, and dental.



Our living wage starts at $17 for full-time employees. We believe in a living wage, not a minimum wage.

$17/HR LIVING WAGE
HEALTHCARE
VISION & DENTAL

34+ Full Time Employees



Marketing	Operations	Finance & Admin	Manufacturing	Leadership
9	7	5	8	5

What's Next?

Last year we made $6M online-only.

As we look to expand, we will place an emphasis on content marketing and influencer marketing. As the world reopens, we will strategically expand into traditional brick-and-mortar retail to lower customer acquisition costs.

We plan to grow revenue significantly and quickly.

But this is just the beginning. We are building the first black-owned personal and household care empire, like...

Procter & Gamble.

We have already begun to build out additional brands such as **4CONLY.com**.

4C ONLY is the first and only brand dedicated exclusively to 4C hair, it's on pace to do $1M+ in revenue this year after only being launched in November 2020.

4C | ONLY

First-ever haircare brand exclusively dedicated to 4C hair, ONLY.






4C|ONLY
Too Clean™
shampoo
kinky. thicke. juicy.
4C|ONLY
Too Slick™
styling cream
kinky. thicke. juicy.
4C|ONLY
Too Soft™
leave-in conditioner
kinky. thicke. juicy.
4C|ONLY
Too Thicke™
deep conditioner
kinky. thicke. juicy.

And you have the opportunity to be a part of this movement.

Most brands would never consider offering shares to the public.

We think they believe this ownership opportunity should be reserved for the rich.

But we are different.

We are people of the people.

And we believe in democratizing the wealth that we plan to create, by offering shares of our company to you.

We can't make any promises about your return on investment. But we can tell you that we will do everything we can to make this business a success. We are all in.

Our dream is to IPO and become the first black-owned public beauty conglomerate.

This investment will enable us to take significant strides towards that vision.

We plan to send bi-annual updates to all of our investors.

You should own equity in the brands you support.

Get more than just a bottle of the product. Create wealth for your family.

INVEST

TODAY IN YOUR FUTURE

